UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.

(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 27, 2020

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

Santander

RESULTS
(BR GAAP)

3rd QUARTER 2020

DISCLAIMER

This presentation may contain certain forward-looking statements and information pertaining to Banco Santander (Brasil) S,A, ("Santander Brasil") and its subsidiaries, which reflect the current views and / or expectations of Santander Brasil and its management regarding its business performance and future events.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words such as "believe", "anticipate", "expect", "estimate", "could", "forecast", "potential", "will likely result", or other words or expressions of similar meaning.

Such statements are subject to several risks, uncertainties and assumptions. We caution that a number of important factors may cause actual results to differ substantially from the plans, objectives, expectations, estimates and intentions expressed herein.

We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brasil, or any of its subsidiaries, affiliates, shareholders, directors, officers, employees or agents be liable to any third party (including investors) for any investment or business decision or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages.

In addition to factors identified elsewhere in this presentation, the following factors, among others, may cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers and competitive conditions in the markets in which we operate, changes in economic, political and business conditions in Brazil; government interventions, resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of our products and operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil; the devaluation of the Brazilian Real against the U.S. Dollar and interest rate fluctuations; current or future changes in laws and regulations; and our ability to maintain existing business relationships and create new relationships.

AGENDA

1 **STRATEGIC** UPDATE

2 **SANTANDER GROUP** RESULTS

3 3Q20 RESULTS **HIGHLIGHTS**

4 **FINAL REMARKS**

PAVING OUR OWN WAY

UNTIL 2015: BRAND CONSOLIDATION AND BUSINESS INTEGRATION

- NOROESTE
- ABN AMRO REAL
- BANCO BONSUCESSO CONSIGNADO
- MERIDIONAL CONGLOMERATE AND BANESPA
- GETNET

2016: COMMERCIAL TRANSFORMATION AND CULTURE CREATION

- NEWS WORKING MODELS AND DIGITALIZATION
- GREAT PLACE TO WORK — FELLING OF BELONGING
- WE ACCELERATED AUTO LOANS WHEN THE MARKET SLOWED ITS PACE

2017: THE CUSTOMER AT THE HEART OF OUR STRATEGY

- WE GAVE CONSUMERS A VOICE (nps)
- BEST BANK (The Banker)

2018: AMONG THE BEST IN PROFITABILITY

- INDUSTRIALIZATION: FINANCIAL SERVICES ON AN ASSEMBLY LINE

2019: ABILITY TO ANTICIPATE MARKET TRENDS

- BIG BANG: EXPANSION OF THE SANTANDER ECOSYSTEM (Santander Auto, ben, sim., emDia.)
- AT THE RIGHT TIME: WE REDUCED OUR EXPOSURE TO CARDS

2020: PREPARED FOR A NEW CYCLE

- OBSESSION WITH EFFICIENCY
- STANDING ALONGSIDE OUR CUSTOMERS AND SOCIETY AT THE MOST CHALLENGING TIME
- THE BEST DEFENSE IS A GOOD OFFENSEE (SX)

A GROWTH STORY


+8.3p.p.
3Q20 vs. 3Q15
ROE
(%)
12.8
13.3
16.9
19.9
21.3
21.2
Net Profit
(R$ Bi)
6.6
7.3
10.0
12.4
14.5
3.9
Efficiency ratio (%)
49.8
48.3
44.1
40.6
38.9
36.6
-11.4p.p.
3Q20 vs. 3Q15
2015
2016
2017
2018
2019
3Q20

17%
MARKET SHARE NET PROFIT

+7p.p.
1H20 vs. 1H15

[1] Among the five largest banks

A UNIQUE CULTURE
THAT SETS US APART IN THE MARKET

EXECUTION SPEED

- **COMMERCIAL ACTIVITY PACE** FASTER THAN PRE-PANDEMIC LEVELS
- RAPID EXPANSION OF OUR BUSINESS IN **BRAZIL´S COUNTRYSIDE**

OBSESSION WITH EFFICIENCY

- ELIMINATING **SCATTERED EFFORTS**
- TRANSFORMING **OPERATIONAL PROCESSES**

ABILITY TO INNOVATE

- ENCOURAGING **INTRAPRENEURSHIP**
- TRANSFORMING OUR **REMOTE CHANNELS**

ALWAYS LOOKING AHEAD

- COMMITTED TO THE **DEVELOPMENT OF THE COUNTRY**
- PIONEERS IN **ESG LINKED** OPERATIONS

SUSTAINABLE BUSINESSES THAT DELIVER RESULTS, NOW AND IN THE FUTURE

"PLANO AMAZÔNIA"

3 LARGEST PRIVATE BANKS IN THE COUNTRY

PLAN FOCUSED ON SUSTAINABLE DEVELOPMENT IN THE AMAZON REGION

RELAUNCH OF THE ETHICAL FUND



7% OTHERS
4% DISTRIBUTED GENERATION
9% MICROFINANCE
40% GREEN AND TRANSITION BONDS
R$ 19.3 Bi
ENABLED IN SOCIAL AND ENVIRONMENTAL BUSINESSES[1]
40% PROJECT FINANCE

SOCIAL ACTIONS

DONATION MARATHON FOR THE "MÃES DA FAVELA" PROJECT

- R$ 7.2 MM RAISED
- 26,000 FAMILIES HELPED

"AMIGO DE VALOR" PROGRAM – FOR CHILDREN AND ADOLESCENTS AT RISK

- START OF THE 2020 CAMPAIGN

WHOLESALE GREEN FINANCING

R$ 16 Bi[2]

PIONEERS IN THE CBIOS MARKET

80% NEW CBIOS MARKET SHARE [3]

WATER AND SANITATION

WE LAUNCHED A **R$ 5 Bi** CREDIT LINE FOR NEW INVESTMENTS IN THIS SEGMENT

SUSTAINABLE LINKED BONDS

COORDINATION OF THE SECOND OPERATION IN THE WORLD DEAL WORTH **USD 750 MM**

Santander

[1] Considers disbursement in renewable energy, sustainable agribusiness, Prospera Santander Microfinance, Project Finance (renewable energy), other socio environmental businesses, student financing (undergraduate medicine), ESG Linked-Loan; participation in structuring and advisory of Green Bonds/Transition Bonds; and advisory in Project Finance (renewable energy).
[2] Considering ESG-linked loans, green loans, renewable energy project finance and green bond issuance. [3] Volume underwritten by Santander relative to the total volume underwritten on B3

BANTECH IS JUST THE BEGINNING

NEW BUSINESS VENTURES,
NEW MARKET NICHES

STRAIGHTFORWARD CREDIT SOLUTIONS,
FAIR DEALS

sim.

CREDIT PLATFORM

"LENDING-AS-A-SERVICE"

- PERSONAL LOANS
- AUTO-BACKED LOANS
- CONSUMER FINANCE


PROPRIETARY DISTRIBUTION CHANNELS
B2B2C DISTRIBUTION CHANNELS
sim.

5-YEAR AMBITION
ACHIEVING A R$ 10 Bi PORTFOLIO

emDia.

DIGITAL DEBT
RENEGOTIATION PLATFORM

FOCUS ON THE CUSTOMER JOURNEY

QUICK REGISTRATION AND EASY NAVIGATION

3.3 MM	R$ 20 MM	R$ 500 MM
CUSTOMERS	CREDIT RECOVERY	EBT 5-YEAR ESTIMATE

WE HAVE CHANGED THE **FACE** OF TRADITIONAL **BUSINESSES**

TORO PI

BUSINESS COMBINATION[1]

TORO'S VAST KNOWLEDGE IN EQUITIES	+	PI'S DEEP EXPERTISE IN FIXED INCOME

DIGITAL BROKERAGE WITH A **FULL RANGE** OF INVESTMENT **SOLUTIONS**

CAPTURE OF SYNERGIES

[1] Pending regulatory approvals

Santander Auto

AUTO INSURANCE
100% DIGITAL

USE OF BIG DATA FOR INSURANCE PRICING

15.6%
PENETRATION IN SANTANDER'S FINANCING UNIT

ben BENEFITS PLATFORM

BUSINESS EVOLUTION

(PARTNER) MERCHANTS	CARDS
+310 k	164 k

HR
1 k

BREAKEVEN POINT
MAY-20

TO GROW +

INTERNAL AND **EXTERNAL** SALES CHANNELS

AMBITION

BEING A BENEFITS **MARKETPLACE**

ABILITY TO **GROW** IN OUR CORE BUSINESS

ENABLES US TO REMAIN AT THE FOREFRONT OF THE FINANCIAL INDUSTRY

CUSTOMER BASE

PRODUCTS & BUSINESSES GROWTH ENGINES

COUNTRYSIDE EXPANSION

CONSISTENT CUSTOMER BASE GROWTH

ACTIVE CUSTOMER BASE EVOLUTION (thousands)


+71%
27,328
15,967
9M15
9M20

+1.3 MM
ACTIVE CUSTOMERS IN 1 YEAR

DIGITAL ACCOUNT HOLDERS
+660 k YoY

NPS

HIGH LEVELS

61.8
POINTS

+3.8
POINTS YoY

Santander

DIGITAL TRANSFORMATION
SETTING THE STAGE FOR OUR FUTURE

SHARE OF DIGITAL TRANSACTIONS

87%
+21p.p.
3Q15 vs. 3Q20

E-COMMERCE SALES

+9.5x
8M16 vs. 8M20

SHARE OF DIGITAL ACQUISITION
IN THE TOTAL RETAIL CUSTOMER BASE

10%
2018

40%
2020E

EVOLUTION OF DIGITAL LOAN CONTRACTS | BASE 100



100
132
Jan-Feb
March pre-covid
March post-covid
April
May
June
July
August
September

HOW DID WE DO IT?

THROUGH INNOVATION AND TECHNOLOGY IN OUR CORE BUSINESS


Santander Financiamentos
Santander Corporate
CARDS WAY
PAYMENTS
getnet
Santander
INVESTMENTS
PAYROLL LOANS
MORTGAGE

SANTANDER FINANCIAMENTOS

A HISTORY-MAKING FINANCING UNIT

LEADERSHIP IN THE AUTO MARKET

PIONEERS IN FULLY DIGITAL FINANCING

NOTEWORTHY OPERATIONS IN GOODS AND SERVICES

+18 p.p. HIGHER THAN THE MARKET

CROSS-SELLING OPPORTUNITY: **18K** ACCOUNT OPENINGS/MONTH[1] AND ESTIMATE OF **350K** ACCOUNTS NEXT YEAR

2.9x	+80%	25.3%	NPS 83
EBT GROWTH 8M16-8M20	AUTO LOAN PORTFOLIO GROWTH 2016-2020	MARKET SHARE[2] AUG-20	

webmotors

AUDIENCE/MONTH	CUSTOMERS
360 k VEHICLES LISTED	**248 k/month** FINANCING SIMULATIONS
2 MM LEADS GENERATED	**15 k** DEALERS

WE HAVE EXCEEDED THE PRE-PANDEMIC LEVEL, ACHIEVING RECORD AUDIENCE AND LEADS

Santander

[1] As of September-2020 [2] Source: Brazilian Central Bank and Santander. Considering the market share in vehicle financing to individuals

GETNET
SIX YEARS OF CONSTANT EVOLUTION

	3Q20	YoY	CAGR 2014-3Q20
ACTIVE BASE	851 K	17%	20%
TURNOVER	R$ 69 Bi	32%	29%
COST PER TRANSACTION	R$ 0.33	(R$ 0.01)	-18%

+3X HIGHER THAN THE MARKET[1]

+EFFICIENT IN THE MARKET

MARKET SHARE

3% 2013 → 15% 2020E

DIGITAL/TOTAL TURNOVER (%)

11% 3Q19 → 22% 3Q20

ACTIVE BASE	BANKING + ADQUIRING SERVICES	DIVERSIFICATION	DIGITALIZATION	MULTISERVICE PLATFORM
2014	2015-2016	2017-2018	2019-2020	2020-2021
BUILDING THE COMMERCIAL MODEL REINFORCING THE INTEGRATED ACCOUNT	EFFICIENCY INTEROPERABILITY QUALITY	PROFITABILITY SUPERGET DIGITAL PLATFORM	MARKETPLACE DIGITAL STORE GETPAY QR CODE DIGITAL POS	MULTICHANNEL SUPPLY CHAIN ONE-STOP-SHOP SUPERGET – PAYMENT ACCOUNT + PREPAID GETNET – SCD

[1]Santander estimate for card market growth in 3Q20

CARDS
REVAMPED STRATEGY TO GROW WITH PROFITABILITY

2x
TURNOVER
IN 5 YEARS

+91%
RISE IN TRANSACTIONS
IN 5 YEARS

+78%
INDIVIDUALS PORTFOLIO GROWTH IN 5 YEARS
VS +56% MARKET GROWTH

+50%
CREDIT CARD BASE
GROWTH IN 5 YEARS

68%
ACCOUNT HOLDERS

32%
SINGLE-PRODUCT CUSTOMER

SANTANDER WAY

THE BEST DIGITAL SELF-SERVICE AND PAYMENTS EXPERIENCE

4 PILLARS
- SELF-SERVICE
- SAFETY
- RELATIONSHIP
- PAYMENTS

8 MM ACTIVE USERS	**73%** PPR[1]
82 PTS NPS	**60 MM** HITS/MONTH

LEVER TO EXPAND THE CUSTOMER BASE

SANTANDER ACCOUNT HOLDERS
+2x
MORE PROFITABLE THAN SINGLE-PRODUCT CUSTOMERS

Santander

[1] Product penetration rate

PAYROLL LOANS
A LONG-TERM JOURNEY WITH THE CUSTOMER

CROSS-SELLING OPPORTUNITY
15 K
ACCOUNTS OPENED/MONTH

85%
OF NEW
LOANS ARE
SIGNED DIGITALLY

MARKET LEADER IN
OFFERS TO PRIVATE
COMPANIES SEGMENTS

PORTFOLIO

240%
PORTFOLIO GROWTH
VS 52%
MARKET GROWTH IN 5 YEARS

MARKET SHARE
11.4%[1]
(+630bps IN 5 YEARS)

NPS

88
POINTS

ORIGINATION

20.5%
ORIGINATION MARKET SHARE[1]

ORIGINATION BREAKDOWN 8M20


26%
13%
61%
"INSS" (Social Security)
Private
Public

[1] Brazilian Central Bank, as of August, 2020

MORTGAGE
PIONEERS IN DIGITAL OFFERS

MORTGAGE IN 3 YEARS

+50%
INDIVIDUALS PORTFOLIO

11%
INDIVIDUALS ORIGINATION MARKET SHARE
+6.1p.p.[1]

+4.3x
GROWTH IN ORIGINATION VS. MARKET GROWTH[1]
8M20 VS. 8M17

R$ 2Bi
IN ORIGINATION IN SEPTEMBER-20

1st **PRIVATE BANK** TO REACH THIS LEVEL

END-TO-END DIGITAL EXPERIENCE

- ONLINE AND IMMEDIATE RESPONSE TO LOAN REQUESTS
- ONLINE MONITORING OF THE ENTIRE PROCESS, FROM LOAN APPLICATION TO DISBURSEMENT
- **NPS 75**

ORIGINATION → **LOAN SIGNING** → **AFTER SALES**

-50% LEAD TIME VS. PREVIOUS PROCESS

"USECASA"

HOME-EQUITY

- YOUR PROPERTY AS THE GUARANTEE OF THE BEST RATE
- GET CASH TODAY AND REPAY IT IN UP TO 20 YEARS

ORIGINATION RANKING

32.5%
ORIGINATION MARKET SHARE[2]

ORIGINATION | YTD (R$MM)



+106%
346
712
2019
2020

[1] Brazilian Central Bank, 8M20. [2] Abecip, in 8M20

FULL RANGE
OF INVESTMENTS

OFFER

- PORTFOLIO REPOSITIONING WITH **OPEN ARCHITECTURE AND DIVERSIFICATION**
- QUICK AND SIMPLE **EXPERIENCE**

ADVISORY

- **ASSERTIVE AND PERSONALIZED RECOMMENDATION** THAT TAKES INTO ACCOUNT THE CUSTOMER PROFILE
- **SPECIALIZED CHANNEL**

BROKERAGE

- **INNOVATIVE SOLUTIONS**
- **EXPERT DESK WITH SOLUTIONS** FOR ALL **EQUITY** INVESTOR PROFILES

TORO+PI

- **NEW PLATFORM TO NAVIGATE** THROUGH AN OCEAN OF INVESTMENT ASSETS

+32%
RETAIL INVESTMENTS BALANCE IN 3 YEARS

11%
AMBITION FOR THE BANK'S TOTAL MARKET SHARE IN 3 YEARS

WHOLESALE
ALL EFFORTS ALIGNED TO ENHANCE TRANSVERSAL OPPORTUNITIES WITHIN OUR BUSINESS...

WE HAVE RESTRUCTURED THE SEGMENT OVER THE LAST 3 YEARS:

- + TRANSACTIONALITY
- PORTFOLIO MANAGEMENT
- FOCUS ON PROFITABILITY

CROSS-SELL


BENEFITS
CARDS
PAYROLLS
HR
MARKETPLACE
GETNET
SX

...WITH COURAGE TO INNOVATE AND EXPLORE NEW MARKETS

PROPRIETARY TRADING & MARKET MAKING

WE HAVE UNIFIED THE MANAGEMENT OF THESE AREAS

WE ARE THE LARGEST FX PLATFORM IN THE COUNTRY[1]

CORPORATE & SMEs

PIONEERS IN FULLY DIGITAL FX CONTRACTING

INDIVIDUALS

ONE PAY FX

- ONLY APP IN THE COUNTRY WITH BLOCKCHAIN TECHNOLOGY
- INSTANT SETTLEMENT

SELF-SERVICE AT ATMs
IN US$ **5 MM**
WITHDRAW (8M20)

ENERGY TRADING

TOP 5 IN BRAZIL IN JUST ONE YEAR

PROPRIETARY BUSINESS WITH INTELLIGENT USE OF CAPITAL

R$ 100 MM IN 2020

COMMODITIES

LAUNCHED IN 2019, WE ARE **THE LARGEST** AGRICULTURAL COMMODITIES **DESK** IN BRAZIL

IN LINE WITH OUR MISSION **TO BE THE GO-TO BANK FOR AGRIBUSINESS**

POTENTIAL RESULT IN **5 YEARS** **+6x**

PROJECT FINANCE

+R$ 220 Bi IN PROJECT INVESTMENTS

+R$ 1 Bi IN EQUITY INVESTMENTS IN RENEWABLE ENERGY PROJECTS

+250 PROJECTS ADVISED OVER THE LAST 9 YEARS

LEADERS
17 YEARS OF OPERATION

[1] Brazilian Central Bank

COUNTRYSIDE EXPANSION

COMMITTED TO BEING THERE FOR OUR CUSTOMERS

AGRI

40 AGRI STORES / RETURN IN LESS THAN 18 MONTHS

300 AGRI ORIENTED BRANCHES

PORTFOLIO[1]

WE GROW
267%
VS 29% MARKET GROWTH IN 5 YEARS[2]



Sep-15
R$6 Bi
Sep-20
R$ 22 Bi
2022
R$ 30 Bi
CAGR: 30%

PROSPERA SANTANDER MICROFINANCE

99 PROSPERA STORES

540 K CUSTOMERS

PORTFOLIO OF
R$ 1.1 Bi
AND AMBITION OF

+2x IN 3 YEARS

[1] Febraban. [2] September-20 vs. September-15

AGENDA

1 STRATEGIC UPDATE

2 SANTANDER GROUP RESULTS

3 3Q20 RESULTS HIGHLIGHTS

4 FINAL REMARKS

WELL-DIVERSIFIED RESULTS

BRAZIL
CONTRIBUTED TO
30%
9M20 RESULTS



30%
15%
11%
9%
9%
SCF
6%
5%
5%
3%
3%



NORTH AMERICA
20%
39%
EUROPE
SOUTH AMERICA[1]
41%

RATINGS	LONG TERM	SHORT TERM	OUTLOOK
MOODY'S	A2	P-1	STABLE
STANDARD & POOR'S	A	A-1	NEGATIVE
FITCH RATINGS	A-	F2	NEGATIVE

UNDERLYING ATTRIBUTABLE PROFIT
(EUR Million)



5,453
-33%
3,658
9M19
9M20

(*) Excluding Corporate Center and Santander Global Platform; [1] Includes 3% regarding other Latam

AGENDA

1 STRATEGIC UPDATE

2 **SANTANDER GROUP** RESULTS

3 **3Q20 RESULTS** HIGHLIGHTS

4 **FINAL REMARKS**

RESULT

(R$ million)	9M20	9M19	% 12M	3Q20	2Q20	% 3M
Net Interest Income	38,707	35,328	9.6%	12,432	13,620	-8.7%
Fees	13,331	13,882	-4.0%	4,746	4,102	15.7%
Total Revenues	**52,038**	**49,209**	**5.7%**	**17,179**	**17,722**	**-3.1%**
Allowance for Loan Losses	-9,674	-9,116	6.1%	-2,916	-3,334	-12.5%
General Expenses	-15,858	-15,561	1.9%	-5,375	-5,191	3.6%
Others	-8,470	-8,872	-4.5%	-2,472	-3,142	-21.3%
Profit Before Taxes	**18,036**	**15,661**	**15.2%**	**6,415**	**6,055**	**5.9%**
Taxes and Minority Interest	-6,385	-4,837	32.0%	-2,513	-2,159	16.4%
Net Income w/o extraordinary provision	**11,651**	**10,824**	**7.6%**	**3,902**	**3,896**	**0.2%**
Extraordinary Allowance for Loan Loss	-3,200	-	-	-	-3,200	-
Taxes	1,440	-	-	-	1,440	-
NET PROFIT	**9,891**	**10,824**	**-8.6%**	**3,902**	**2,136**	**82.7%**

NII
IMPACTED BY THE MIX

NET INTEREST INCOME (R$ million)



3%
-9%
10%
MARKET NII
CUSTOMERS NII
12,028
1,102
10,927
13,620
2,591
11,029
12,432
1,899
10,533
35,328
3,205
32,123
38,707
6,312
32,395
3Q19
2Q20
3Q20
9M19
9M20

(R$ million)	9M20	% 12M	% 3M
Customers	**32,395**	***0.8%***	***-4.5%***
Product NII	31,116	*3.3%*	*-4.4%*
Volume	384,197	*20.5%*	*1.3%*
Spread	10.8%	*-1.8 p.p*	*-0.7 p.p*
Working Capital	1,280	*-36.1%*	*-7.0%*
Market activities	**6,312**	***96.9%***	***-26.7%***
Net Interest Income	**38,707**	***9.6%***	***-8.7%***

PORTFOLIO
HIGHLIGHTED BY THE REBOUND IN RETAIL

CREDIT PORTFOLIO (R$ billion)



20%
4%
331.6
382.9
397,4
11.4%
27.3%
16.6%
44.6%
12.2%
32.0%
14.8%
41.0%
13.4%
30.5%
14.6%
41.5%
Sep-19
Jun-20
Sep-20
Individuals
Consumer Finance
Corporate
SMEs

(R$ million)	Sep/20	*% 12M*	*% 3M*
Individuals	165,044	*11.6%*	*5.1%*
Consumer finance	57,971	*5.1%*	*2.2%*
SMEs	53,335	*40.5%*	*14.6%*
Corporate	121,034	*33.5%*	*-1.3%*
Total	**397,385**	***19.8%***	***3.8%***
Other transactions[1]	93,935	*21.9%*	*12.0%*
Expanded portfolio	**491,319**	***20.2%***	***5.3%***

INDIVIDUALS COLLATERALIZED LOAN PORTFOLIO+ PAYROLL LOANS/ INDIVIDUALS LOAN PORTFOLIO

68%

[1] Includes debentures, FIDC, CRI, international distribution promissory notes, promissory notes, acquiring activity-related assets, as well as sureties and guarantees

DEFERRED LOAN PORTFOLIO
IMPROVING EXPECTATIONS

R$ 46.7 Bi
PORTFOLIO SEP-20

R$ 3.2 Bi
AMORTIZED
3Q20 VS 2Q20

PORTFOLIO BREAKDOWN


27%
73%
Corporate & SMEs
Individuals

>50%
INDIVIDUALS
COLLATERALS

5.1%
NPL FROM 15 TO 90 DAYS

90%
RATED[1] AA-C

Santander

[1] Based on Brazilian Central Bank's criteria

FUNDING
SHOWS GROWTH IN DEPOSITS

FUNDING FROM CUSTOMERS (R$ billion)



32%
4%
342.8
432.3
451.1
Sep-19
Jun-20
Sep-20

(R$ million)	Sep/20	*% 12M*	*% 3M*
Demand deposits	43,414	*95.6%*	*9.9%*
Savings deposits	59,443	*25.6%*	*6.6%*
Time deposits	275,249	*48.5%*	*7.2%*
Financial Bills	17,915	*-48.3%*	*-20.2%*
Others[1]	55,037	*3.4%*	*-5.3%*
Funding from customers	**451,058**	***31.6%***	***4.3%***
- Reserve requirement	-56,379	-20.9%	-1.3%
Others	92,036	*10.2%*	*0.5%*
Total Funding - balance	**486,715**	***37.1%***	***4.6%***
Assets under management (AuM)	380,899	*11.6%*	*4.7%*
Total Funding + AuM	**867,614**	***24.6%***	***4.6%***

[1] Including debentures, real estate credit notes (LCI), agricultural credit notes (LCA), secured real estate notes (LIG) and structured transaction certificates (COE)

FEES
SUPPORTED BY HIGHER TRANSACTIONALITY

FEES (R$ million)



0%
16%
-4%
4,730
4,102
4,746
13,882
13,331
3Q19
2Q20
3Q20
9M19
9M20

(R$ million)	9M20	*% 12M*	*% 3M*
Cards	4,080	*-12.2%*	*17.6%*
Current account	2,908	*1.8%*	*8.4%*
Insurance	2,210	*-3.3%*	*4.2%*
Asset management	740	*-8.3%*	*15.6%*
Lending operations	1,049	*3.2%*	*23.1%*
Collection services	1,086	*-4.2%*	*7.6%*
Securities brokerage and placement	838	*8.3%*	*65.4%*
Others	420	*15.7%*	*36.2%*
Total	**13,331**	***-4.0%***	***15.7%***

LOAN PORTFOLIO QUALITY
INDICATORS UNDER CONTROL

NPL INDICATORS

FROM 15 TO 90 DAYS

OVER 90 DAYS


5.7%
5.2%
6.0%
4.2%
4.6%
4.1%
3.9%
4.1%
2.7%
3.1%
1.7%
1.9%
1.6%
1.1%
1.2%
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
4.1%
4.0%
4.0%
3.5%
3.0%
3.0%
2.9%
3.0%
2.4%
2.1%
1.5%
1.3%
1.6%
1.2%
0.9%
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Individuals
Total
Coporate & SMEs

COVERAGE RATIO

OVER 90 DAYS


181%
272%
307%
Sep-19
Jun-20
Sep-20

LOAN PORTFOLIO QUALITY
INDICATORS UNDER CONTROL

ALLOWANCE FOR LOAN LOSSES *(R$ million)* | COST OF CREDIT



3.4%
6.0%
3.1%
2.6%
3.3%
4.0%
3.0%
3,152
6,534
2,916
9,116
12,874
3,200
3,200
3,723
4,045
3,754
10,723
11,735
(571)
(711)
(837)
(1,607)
(2,061)
3Q19
2Q20
3Q20
9M19
9M20
Provisions for loan losses
Recovery of written-off loans
Cost of credit
Cost of credit w/o extraordinary provision

Santander

DILIGENT COST MANAGEMENT
UNDERPINS EFFICIENCY

GENERAL EXPENSES (R$ million)



2%
4%
2%
5,258
606
4,652
5,191
651
4,540
5,375
683
4,692
15,561
1,779
13,781
15,858
1,959
13,899
3Q19
2Q20
3Q20
9M19
9M20
Administratives and Personnel Expenses
Depreciation and amortization

ADMINISTRATIVES AND PERSONNEL EXPENSES COMPOSITION (R$ million)



3%
1%
4,540
2,232
2,308
4,692
2,256
2,436
13,781
7,047
6,734
13,899
6,841
7,058
2Q20
3Q20
9M19
9M20
Personnel Expenses
Administratives Expenses

EFFICIENCY RATIO EVOLUTION



38.4%
35.7%
36.6%
3Q19
2Q20
3Q20

SOLID
BALANCE SHEET

LOAN PORTFOLIO/ FUNDING FROM CUSTOMERS



96.7%
88.6%
88.1%
Sep-19
Jun-20
Sep-20

BIS RATIO



16.2%
14.0%
14.4%
11.9%
14.9%
12.3%
Sep-19
Jun-20
Sep-20
BIS ratio
CET1

INDICATORS

EFFICIENCY RATIO


38.4%
35.7%
36.6%
-1.8 pp YoY
3Q19
2Q20
3Q20

RECURRENCE RATIO


90.0%
79.0%
88.3%
-1.7 pp YoY
3Q19
2Q20
3Q20


1.8%
1.6%
0.9%
1.6%
-0.2 pp YoY
3Q19
2Q20
3Q20


21.1%
21.9%
12.0%
21.2%
+0.1 pp YoY
3Q19
2Q20
3Q20

ROAA

ROAE

w/o extraordinary provision

AGENDA

1 STRATEGIC UPDATE

2 SANTANDER GROUP RESULTS

3 3Q20 RESULTS HIGHLIGHTS

4 FINAL REMARKS

OUR CULTURE OF SPEED AND INNOVATION ENABLES US TO SUPPORT CUSTOMERS, EMPLOYEES AND SOCIETY, WHILE DELIVERING VALUE TO SHAREHOLDERS

- **OUR EFFECTIVE PERCEPTION OF CYCLES** GIVES US THE ABILITY TO CAPTURE MARKET OPPORTUNITIES IN ADVANCE
- **STRONG COMMERCIAL ACTIVITY** DRIVEN BY THE ENGAGEMENT OF OUR EMPLOYEES AND UNPARALLELED SOLUTIONS
- **PERPETUAL EVOLUTION OF OUR RISK MANAGEMENT** ALLOWS US TO MAINTAIN LOAN QUALITY INDICATORS AT OUTSTANDING LEVELS
- **CONTINUOUS** RELENTLESS QUEST FOR **OPERATIONAL EFFICIENCY AND PROFITABILITY**

SANTANDER ECOSYSTEM


Santander Corporate
Santander Acionistas
Santander Select
PROSPERA
getnet
Santander Negócios e Empresas
Santander Van Gogh
Santander Universidades
FAROL
Santander Corporate & Investment Banking
TEATRO Santander
033 rooftop
Santander Seguros
PSA
webmotors
loop
BANCO RCI BRASIL
Hyundai Capital
Santander Financiamentos
Santander Auto
Santander Private Banking
Santander Asset Management
Santander Securities Services
sim.
olé
ben
TORO
1
emDia.
Return
superdigital
Esfera
universia
AQUANIMA
ZURICH Santander

Santander

[1] The conclusion of the deal is subject to applicable regulatory approvals

APPENDIX

APPENDIX

P&L (R$ million)	9M20	9M19	Abs.	12M
Net interest income	38,707	35,328	3,379	9.6%
Allowance for loan losses	-9,674	-9,116	-558	6.1%
Net interest income after loan losses	**29,033**	**26,212**	**2,821**	**10.8%**
Fees	13,331	13,882	-551	-4.0%
General expenses	-15,858	-15,561	-297	1.9%
Personnel expenses + profit sharing	-6,841	-7,047	206	-2.9%
Administrative expenses	-9,017	-8,513	-504	5.9%
Tax expenses	-3,063	-3,081	18	-0.6%
Other Income (Expenses)	-5,516	-5,734	218	-3.8%
Investments in Affiliates and Subsidiaries	25	35	-10	-29.0%
Non-Operating Income	84	-93	176	-190.6%
Profit before taxes	**18,036**	**15,661**	**2,375**	**15.2%**
Income tax and social contribution tax	-6,284	-4,568	-1,716	37.6%
Minority interest	-101	-269	168	-62.4%
Net profit w/o extraordinary provision	**11,651**	**10,824**	**827**	**7.6%**
Net profit	**9,891**	**10,824**	**-933**	**-8.6%**

APPENDIX

P&L (R$ million)	3Q19	4Q19	1Q20	2Q20	3Q20
Net interest income	12,028	12,605	12,655	13,620	12,432
Allowance for loan losses	-3,152	-2,983	-3,424	-3,334	-2,916
Net interest income after loan losses	**8,876**	**9,622**	**9,231**	**10,286**	**9,516**
Fees	4,730	4,803	4,482	4,102	4,746
General expenses	-5,258	-5,678	-5,293	-5,191	-5,375
Personnel expenses + profit sharing	-2,385	-2,449	-2,353	-2,232	-2,256
Administrative expenses	-2,873	-3,229	-2,940	-2,958	-3,119
Tax expenses	-995	-1,108	-1,053	-948	-1,062
Other Income (Expenses)	-2,070	-2,134	-1,846	-2,228	-1,441
Investments in Affiliates and Subsidiaries	13	9	7	2	15
Non-Operating Income	19	101	36	32	16
Profit before taxes	**5,315**	**5,615**	**5,566**	**6,055**	**6,415**
Income tax and social contribution tax	-1,520	-1,766	-1,670	-2,129	-2,484
Minority interest	-90	-123	-43	-30	-28
Net profit w/o extraordinary provision	**3,705**	**3,726**	**3,853**	**3,896**	**3,902**
Net profit	**3,705**	**3,726**	**3,853**	**2,136**	**3,902**

APPENDIX

***Balance sheet** – Assets (R$ million)*	Sep-19	Dec-19	Mar-20	Jun-20	Sep-20
Current asset and long-term assets	**825,938**	**844,295**	**986,524**	**973,953**	**968,524**
Cash and cash equivalents	10,307	9,925	13,963	22,655	15,338
Interbank investments	36,193	43,367	55,568	49,272	59,400
Securities and derivative financial instrument	213,169	193,455	238,831	252,185	249,332
Interbank accounts	92,671	89,265	69,531	80,345	85,145
Interbranch accounts	-	-	-	64	4
Lending operations	308,243	331,304	357,104	357,943	372,688
Allowance for loan losses	(18,241)	(21,408)	(21,704)	(25,394)	(25,001)
Other receivables	162,782	174,566	248,875	208,866	184,248
Other assets	2,573	2,413	2,652	2,624	2,370
Permanent assets	**12,794**	**13,248**	**13,859**	**13,726**	**13,698**
Investments	366	354	350	359	382
Fixed assets	6,928	7,181	7,136	7,037	6,987
Intangibles	5,500	5,713	6,373	6,330	6,330
Goodwill net of amortization	1,690	1,612	2,407	1,998	1,927
Others	3,810	4,101	3,966	4,332	4,402
Total assets	**838,733**	**857,543**	**1,000,383**	**987,679**	**982,222**
Total assets (excluding goodwill)	**837,043**	**855,931**	**997,976**	**985,681**	**980,295**

APPENDIX

Balance Sheet – *Liabilities and equity (R$ million)*	Sep-19	Dec-19	Mar-20	Jun-20	Sep-20
Current liabilities and long-term liabilities	**763,053**	**785,789**	**926,596**	**911,647**	**903,725**
Deposits	258,109	272,928	303,885	358,061	384,218
Demand deposits	22,191	29,108	34,024	39,497	43,414
Saving deposits	47,341	49,040	50,185	55,756	59,443
Interbank deposits	3,114	4,299	4,903	5,943	6,111
Time deposits	185,361	190,344	214,774	256,866	275,249
Other Deposits	102	137	0	0	0
Money market funding	122,638	123,941	146,761	124,920	119,163
Funds from acceptance and issuance of securities	89,321	85,963	88,408	81,831	73,549
Interbank accounts	3,589	370	1,506	2,040	2,508
Interbranch accounts	4,258	4,019	4,857	3,996	4,166
Borrowings	53,172	43,125	55,606	53,413	55,853
Domestic onlendings - official institutions	12,255	11,755	11,249	12,067	12,355
Derivative financial instruments	20,564	20,623	33,436	41,639	38,521
Other payables	199,146	223,066	280,888	233,680	213,391
Deferred income	**277**	**285**	**278**	**476**	**577**
Minority interest	**1,719**	**1,695**	**1,111**	**1,103**	**1,154**
Equity	**73,683**	**69,773**	**72,398**	**74,453**	**76,766**
Total liabilitities and equity	**838,733**	**857,543**	**1,000,383**	**987,679**	**982,222**
Equity (excluding goodwill)	**71,993**	**68,161**	**69,992**	**72,455**	**74,839**

APPENDIX

Balance Sheet - Loan Portfolio (R$ million)	Sep-20	Sep-19	12M	Jun-20	3M
Individuals	**165,044**	**147,876**	**11.6%**	**157,002**	**5.1%**
Leasing / auto loans (*)	3,410	2,484	37.3%	3,225	5.7%
Credit card	32,297	32,320	-0.1%	29,240	10.5%
Payroll loans	46,783	40,593	15.3%	45,451	2.9%
Mortgage	40,897	35,490	15.2%	38,373	6.6%
Agricultural loans	7,474	6,234	19.9%	6,853	9.1%
Personal loans / others	34,183	30,756	11.1%	33,859	1.0%
Consumer finance	**57,971**	**55,133**	**5.1%**	**56,732**	**2.2%**
Corporate	**174,370**	**128,592**	**35.6%**	**169,143**	**3.1%**
Leasing / auto loans	4,071	3,644	11.7%	4,007	1.6%
Real estate	1,982	2,737	-27.6%	2,369	-16.4%
Trade finance	37,758	35,502	6.4%	41,840	-9.8%
On-lending	11,136	7,926	40.5%	10,662	4.4%
Agricultural loans	5,907	4,510	31.0%	5,923	-0.3%
Working capital / others	113,516	74,274	52.8%	104,343	8.8%
Total	**397,385**	**331,601**	**19.8%**	**382,877**	**3.8%**

(*) Including consumer lending, the consumer auto loan portfolio for individuals totaled R$ 53,013 MM in Sep-20, R$ 51,930 MM in Jun-20 and R$ 48,516MM in Sep-19

TURNOVER HAS INCREASED BY 23%
IN THE LAST 12 MONTHS

ACQUIRING		9M20	9M19	12M
CREDIT	Turnover (R$ million) Transactions (milions)	112,859 858	90,136 759	25.2% 13.1%
DEBT	Turnover (R$ million) Transactions (milions)	67,616 1,057	56,285 997	20.1% 6.0%
TOTAL	Turnover (R$ million) Transactions (milions)	180,475 1,915	146,421 1,756	23.3% 9.0%


SuperGet

Investor Relations (Brazil)

Av, Juscelino Kubitschek, 2.235, 26th floor
São Paulo | SP | Brasil | 04543-011
Telefone: 55 11 3553 3300
E-mails: ri@santander.com.br
acionistas@santander.com.br

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